UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2021

Commission File Number: 001-38208

Dragon Victory International Limited

Room 1803, Yintai International Building,

Kejiguan Road, Binjiang District, Hangzhou, Zhejiang Province,

China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Results of Dragon Victory International Limited’s 2021 Annual General Meeting

At the 2021 annual general meeting of shareholders of Dragon Victory International Limited (the “Company”) held on March 31, 2021, at 9:00 a.m., Beijing Time, the shareholders of the Company approved and adopted the following resolutions:

1.	To re-elect Mr. Limin Liu as a director of the Company to hold office until the next annual general meeting;
2.	To re-elect Mr. Wei Wang as a director of the Company to hold office until the next annual general meeting;
3.	To re-elect Mr. Bin Liu as a director of the Company to hold office until the next annual general meeting;
4.	To re-elect Mr. Wenbing Wang as a director of the Company to hold office until the next annual general meeting;
5.	To re-elect Ms. Jingxin Tian as a director of the Company to hold office until the next annual general meeting;
6.	To authorize the board of directors of the Company to fix the remuneration of the directors; and
7.	To approve, ratify, and confirm the re-appointment of WWC, P.C. as the Company’s independent auditors for the year ending March 31, 2021, and to authorize the board of directors of the Company to fix their remuneration.

A total of 8,523,202 votes, representing 64.26% of the votes exercisable as of March 4, 2021, the record date, were present in person or by proxy at the 2021 annual general meeting. The results of the votes were as follows:

Resolution	For	Against	Abstain
Re-election of Limin Liu	8,507,820	6,772	8,610
Re-election of Wei Wang	8,507,320	6,887	8,995
Re-election of Bin Liu	8,507,496	6,812	8,894
Re-election of Wenbing Wang	8,507,345	6,873	8,984
Re-election of Jingxin Tian	8,507,536	6,773	8,893
Fixing the remuneration of directors	8,498,988	15,593	8,621
Re-appointment of WWC, P.C.	8,502,965	11,820	8,417

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dragon Victory International Limited

Date: March 31, 2021	By:	/s/ Limin Liu
	Name:	Limin Liu
	Title:	Chief Executive Officer and Chairman of the Board of Directors

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